Exhibit 99.1

EUDA Health Announces Collaboration to Advance an Integrated iPSC Cell Therapy Program for Oncology and Wellness • Targets global distribution for innovative Oncology products

SINGAPORE, July 30, 2026 (GLOBE NEWSWIRE) — EUDA Health Holdings Limited (NASDAQ: EUDA) a Singapore-based distributor of third-party provided wellness and non-invasive healthcare products and services in Asia, with a focus on Singapore, Malaysia and China, today provided important additional details of the integrated cell therapy program to be pursued under its recently announced non-binding Memorandum of Understanding (MOU) with GO POSB Organoids Pte Ltd (“GO POSB”) and Shenzhen Innovation Immunotechnology Co., Ltd. (“SIIT”).

Subject to the execution of definitive agreements and applicable regulatory approvals, parties plan to combine GO POSB’s proprietary induced pluripotent stem cell (“iPSC”) platform and clinical-grade universal tumor organoid bank with SIIT’s Natural Killer (“NK”) and NK-TCR cell engineering capabilities and GMP manufacturing expertise to explore for the future development, manufacturing and commercialization of a new generation of off-the-shelf cell therapies for both wellness and oncology applications.

Under the MOU:

●	EUDA intends to bring together GO POSB and SIIT, fund the joint collaboration, facilitate the commercialization of the contemplated technologies and support global market access.

●	GO POSB intends to provide access to its proprietary iPSC platform, including its clinical-grade universal tumor organoid bank, and support commercialization activities relating to the contemplated technologies.

●	SIIT intends to provide access to its NK and NK-TCR cell engineering capabilities, including directed differentiation of iPSCs into NK cells, genetic engineering, functional maturation, GMP-compliant manufacturing and pre-release testing at its Shenzhen facility.

The MOU was signed on July 15, 2026. Parties plan to leverage their complementary capabilities in regenerative medicine to support the future commercialization of next-generation cell therapy technologies.

Alfred Lim, Chief Executive officer of EUDA commented: “The details of this collaborative agreement are important for everyone to understand. We are extremely pleased to have been able to assemble this incredible team. To have an off the shelf product demonstrate effective treatment could be a game changer in this large market. Once launched, these products will offer a significant improvement over what is currently available. The three parties to the agreement offer specialized expertise and are key to bringing a product of this importance to the market globally. We intend to aggressively build value for shareholders through this initiative.”

The technologies contemplated under the proposed collaboration are under development and investigational. Commercial availability of any future products or therapies will be subject to the sufficient funding of the program, completion of manufacturing, testing, clinical evaluation and applicable regulatory approvals in the relevant jurisdictions.

About EUDA Health Holdings Limited

EUDA Health Holdings Limited (NASDAQ: EUDA) is a Singapore-based distributor of third-party provided wellness and non-invasive healthcare products and services in Asia, with a focus on Singapore, Malaysia and China. The Company aims to become a market leading distributor of non-invasive and preventive healthcare, with a strategic focus on the fast-growing longevity sector. Our mission is to address the evolving healthcare needs of over 1.8 billion people across the region which is experiencing significant demographic shifts as more than 30% of the population ages rapidly. By facilitating access to innovative, accessible, and science-backed third-party wellness and non-invasive healthcare products and services, EUDA is positioned to help with the transformation of regional healthcare from reactive medical treatment to proactive, longevity-focused care. EUDA also runs a Singapore-based property management business.

Forward-Looking Statements

Certain statements in this press release that are not historical facts constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Any statements that refer to expectations or other characterizations of future events, circumstances or results are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The factors may include, but not be limited to, factors related to the Company’s anticipated growth strategies, future business development, ability to launch new products, enter into distribution agreements or strategic alliances with third parties, expand to other related industries or markets, and other information contained in the Company’s annual reports on Form 20-F, and detailed from time to time in the filings and future filings with the United States Securities and Exchange Commission. The views expressed are those of management and are based on currently available information. Estimates and projections contained herein have been prepared by management and involve significant elements of subjective judgment and analysis and are based on certain assumptions. No representation nor warranty, expressed or implied, is made as to the accuracy or completeness of the information contained in this document, and nothing contained herein is, or shall be relied upon, as a promise or representation, whether as to the past or the future. You are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this press release, except as required by law.

This press release is intended solely for informational purposes and is not to be construed as an offer to sell or the solicitation of an offer to buy the Company’s stock. This press release is based upon information available to the public, as well as other information from sources which management believes to be reliable, but is not guaranteed by the Company as being accurate nor does it purport to be complete. Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

Christensen Advisory

Christian Arnell

Phone: + 852 2117 0861

Email: christian.arnell@christensencomms.com